October 2, 2008

Dear Shareholder:

This letter is to inform you of two important changes to the terms and conditions of the John Hancock Patriot Premium Dividend Fund II (NYSE: PDT) tender offer that commenced on August 26, 2008. These changes were also communicated in a press release dated September 19, 2008, which can be found at www.jhfunds.com.

THE LETTER OF TRANSMITTAL PREVIOUSLY FURNISHED TO YOU SHOULD BE USED TO TENDER SHARES. THE LETTER OF TRANSMITTAL IS DEEMED AMENDED TO INCLUDE THE CHANGES SET FORTH BELOW. A LETTER OF TRANSMITTAL INCORPORATING THE CHANGES SET FORTH BELOW WILL NOT BE PRINTED AND DISTRIBUTED.

Except as noted below, there are currently no other changes being made to the terms of the Offer:

1) The Fund has extended the expiration date of the Offer to 5:00 pm, New York City time, on October 23, 2008. The Offer was previously scheduled to expire at 5:00 pm, New York City time, on September 23, 2008. The net asset value (NAV) used to compute the price per share has been changed and will be the NAV as of the close of ordinary trading on October 23, 2008, the Expiration Date, as extended. Due to current market conditions, the Fund’s Board of Trustees, along with the Officers of John Hancock Funds, felt that an extension of the tender offer was in the best interest of all shareholders.

2) The per account Service Fee of $25.00, to be paid to Mellon Investor Services LLC by shareholders whose shares are accepted for tender, has been eliminated. Tendering shareholders will not be charged a Service Fee or any other fee. The Fund will pay the Service Fee. The Service Fee will be returned to those shareholders who previously paid such Service Fee for shares they tendered.

As previously announced, the Fund is offering to purchase up to 5% of the Fund’s outstanding common shares, or 2,768,417 common shares, at a price equal to 98% of the Fund’s NAV per share on the date the tender offer expires. The Offer commenced on August 26, 2008 and will expire at 5:00 pm, New York City time, October 23, 2008, or such later date to which the Offer is extended. Subject to the various terms and conditions as described in offering materials that were distributed to shareholders, if more shares than the Offer amount are properly tendered and not withdrawn prior to the date the Offer expires, the Fund will purchase the Offer amount on a pro rata basis. Shareholders cannot be assured that all of their tendered shares will be repurchased.

If, after carefully evaluating all of the information set forth in the Offer to Purchase, you wish to tender shares pursuant to the Offer, please follow the instructions contained in the Offer to Purchase and Letter of Transmittal or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact that firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisers, and make their own decisions whether to tender any shares and, if so, how many shares to tender.

Neither the Fund nor its Board of Trustees is making any recommendation to any shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and Board urge each shareholder to read and evaluate the Offer and related materials carefully. Shareholders are also urged to consult their own investment and tax advisers, and make their own decisions whether to tender any shares and, if so, how many shares to tender.

Questions, requests for assistance, and requests for additional copies of the Offer and Letter of Transmittal should be directed to Mellon Investor Services LLC, at 1-877-289-0135 (from within the U.S., Canada or Puerto Rico) or 1-201-680-6579 (from outside the U.S.).

Sincerely, /s/ Keith F. Hartstein Keith F. Hartstein, President and Chief Executive Officer John Hancock Funds, LLC

John Hancock Funds, LLC MEMBER FINRA
601 Congress Street ■ Boston, MA 02210-2805 ■ 1-800-225-5291 ■ www.jhfunds.com
NOT FDIC INSURED. MAY LOSE VALUE. NO BANK GUARANTEE. NOT INSURED BY ANY GOVERNMENT AGENCY.                                          RMPPDLTR 10/08